Cybin Presents CYB003 Preclinical Data at 2022 American College of Neuropsychopharmacology Annual Meeting
-New findings underscore potential of CYB003 as a novel psychedelic-based therapeutic for the treatment of depression -
TORONTO, CANADA – December 6, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American: CYBN) (Cybin or the Company), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, today announced that the Company presented two posters on its deuterated psilocybin analog, CYB003, at the American College of Neuropsychopharmacology (“ACNP”) annual meeting taking place December 4-7, 2022, in Phoenix, Arizona. The data presented, including new pharmacokinetics (“PK”) findings, further strengthen the therapeutic profile of CYB003 as a novel treatment for major depressive disorder (“MDD”).
“These new findings demonstrate the unique PK properties of CYB003 compared with classical psilocybin and further supports our ongoing first-in-human Phase 1/2a clinical trial evaluating CYB003 for the treatment of MDD,” said Amir Inamdar, MBBS, DNB (Psych), MFPM, Cybin’s Chief Medical Officer. “We were honored to present our data at ACNP amongst leading scientists and academics in neuropsychopharmacology.”
“Compared to classical psilocybin, CYB003 has demonstrated less variability in plasma levels, faster onset of action, shorter duration of effect, and potentially better tolerability. The potential therapeutic benefits of this molecule could result in shorter treatment time and reduce the resource burden on the healthcare system,” said Michael Palfreyman, Ph.D., Cybin’s Chief Research and Development Officer.
Poster 1 Details:
•Title: In Vitro and in Vivo Profile of CYB003: A Novel, Deuterated Psilocybin Analog for the Potential Treatment of Major Depressive Disorder
•Authors: Michael Palfreyman, Joan Krakowsky, Michael Morgan, Clinton Canal, Pradip Pathare, Ken Avery, Amy Reichelt, Joshua Hartsel, Alex Nivorozhkin, Amir Inamdar, Geoffrey Varty
•Poster Session: M111
Poster 2 Details:
•Title: Pharmacokinetic Profile of CYB003: A Novel, Deuterated Psilocybin Analog for the Potential Treatment of Major Depressive Disorder

•Authors: Amir Inamdar, Michael Morgan, Joan Krakowsky, Amy Reichelt, Clinton Canal, Tina Mueller, Ken Avery, Pradip Pathare, Joshua Hartsel, Alex Nivorozhkin, Geoffrey Varty, Michael Palfreyman
•Poster Session: M112
For more information on ACNP, please visit: www.acnp.org
About CYB003
CYB003 is derived from psilocybin, which is part of a family of molecules called indolamines that include more common neurotransmitters, such as serotonin. Psilocybin is dephosphorylated to form its metabolite, psilocin, which can cross the blood-brain-barrier. Given its structural similarity to serotonin, psilocin can easily activate the serotonin 5-HT2A receptor. CYB003 is a deuterated psilocybin analog designed to achieve less variability in plasma levels, faster onset of action, shorter duration of effect and potentially better tolerability for an overall better outcome for patients. CYB003 is currently being evaluated in a Phase 1/2a clinical trial for the treatment of major depressive disorder.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward looking statements in this news release include statements regarding CYB003 and anticipated results based on the Company’s preclinical findings, the Company’s plan to engineer proprietary drug development platforms, innovative drug delivery systems, novel formulation approaches, potential treatment regimens for psychiatric disorders and development of medicinal psychedelics to address unmet medical needs.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include:

implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three and six month periods ended September 30, 2022 and the Company's annual information form for the year ended March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved nor disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investors & Media:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com - or - media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601